UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 19th, 2012

Results for the nine-month period ended on September 30th, 2012

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the nine-month period ended on September 30th, 2012.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the nine-month period ended on September 30th, 2012:

Consolidated net sales of AR$5,758.7 million[1], 30.9% greater than the AR$4,400.2 million for the same period of 2011, mainly due to increases of 30.9% (AR$683.8 million) in generation, 29.0% (AR$630.4 million) in distribution, and AR$107.7 million in holding and others.

Adjusted Consolidated EBITDA[2] of AR$405.9 million, 45.0% lower than for the same period of 2011, mainly due to decreases of 56.5% (AR$39.7 million) in transmission and of 90.9% (AR$447.8 million) in distribution, which were partially offset by increases of 64.3% (AR$119.4 million) in generation and a higher gain in holding and others (AR$36.4 million).

Consolidated loss under IFRS of AR$646.4 million, of which AR$381.4 are attributable to the owners of the Company, compared to the gain of AR$44.5 million attributable to the owners of the Company for the same period of 2011, mainly due to higher losses in our transmission segment (AR$10.2 million), distribution (AR$495.5 million), partially offset by minor losses in our generation segment (AR$29.6 million) and higher gains in holding and others segment (AR$50.1 million).

Buenos Aires Stock Exchange Ticker: PAMP

New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres CEO

Mariano Batistella Special Projects Manager and Investor Relations Officer

Tel +54-11-4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections, impairments and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	1
Argentina

Main Results for the Third Quarter of 20123:

Consolidated net sales of AR$2,102.1 million, 27.8% greater than the AR$1,644.9 million for the same period of 2011, mainly due to increases of 33.3% (AR$282.3 million) in generation, 19.8% (AR$157.1 million) in distribution, and AR$35.5 million in holding and others.

Adjusted Consolidated EBITDA of AR$36.2 million, 86.1% lower than for the same period of 2011, mainly due to decreases of 66.1% (AR$18.0 million) in transmission and of AR$249.1 million in distribution, which were partially offset by increases of 47.8% (AR$25.8 million) in generation and a higher gain in holding and others (AR$17.4 million).

Consolidated net loss under IFRS of AR$346.5 million, of which AR$233.6 are attributable to the owners of the Company, in comparison to a net loss of AR$87.8 million attributable to the owners of the Company for the same period of 2011, mainly due to losses in our generation segment (AR$87.3 million), transmission (AR$8.1 million), distribution (AR$178.5 million), partially offset by a net profit in our holding and others (AR$40.2 million).

3 The financial information presented in this document for the quarters ended on September 30, 2012 and of 2011 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the nine-month periods ended on September 30, 2012 and of 2011, and the six-month periods ended on June 30, 2012 and of 2011.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	2
Argentina

1.     Relevant Events

1.1 |  Partial Payment of Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’) to Wholesale Electricity Market (‘CAMMESA’). Demand of Payment by the Electricity Regulator (‘ENRE’)

In order to preserve and guarantee the public service concession, as well as to ease the existing cash deficit currently faced by Edenor, from October 2012 Edenor decided to temporarily execute partial payments to the obligations incurred with CAMMESA, using the remaining cash balances after the undertaking of all the compromises necessary to ensure the provision of the public services given by Edenor, including investment plans and ongoing operation and maintenance tasks.

In relation to the aforementioned decision, on October 25 and November 5, 2012, the ENRE and CAMMESA respectively sent legal notices demanding Edenor to normalize the debit balance incurred with CAMMESA. Edenor has answered to ENRE rejecting its competence to the formulated demand. Edenor is currently assessing the answer to CAMMESA in similar terms as the note sent previously communicating the need of executing partial payments, decision which arose from the priority that  Edenor gives to the operation of the public service concession.

1.2 |  Central Térmica Loma de la Lata (‘CTLLL’)’s Expansion Project

1.2.1   Extinction of Guarantees Issued by Pampa Energía, Contained in CTLLL’s Bond Notes Due on 2015

In compliance with all the stipulated conditions contained in the definition of Project’s Completion Date, on October 2, 2012, the guarantees issued by Pampa Energía in favor of CTLLL’s bond notes were declared extinct.

The definition of Project’s Completion Date is contemplated in the issuance prospectus of CTLLL’s 2015 bond notes.

1.2.2   Technical Problems at Loma de la Lata

On November 16, 2012, certain technical problems took place in the Steam Turbine unit of our subsidiary Central Térmica Loma de la Lata, which could have been the consequence of an electrical storm in the area. These technical problems forced the Steam Turbine unit out of operation, which is temporarily out of service.

The Company is conducting the analysis necessary to determine the causes of the technical problems and the actions to correct them. Currently, the Company cannot estimate the period of time which the Steam Turbine unit will be out of operation.

1.3 |  Corporate Reorganization of Empresa Distribuidora Eléctrica Regional S.A. (‘Emdersa’)

On October 10, 2012, the Commercial Registry (in Spanish Inspección General de Justicia or ‘IGJ’) registered the incorporation of companies Edesal Holding S.A., Edesa Holding S.A. y EGSSA Holding S.A., as a consequence of Emdersa’s spin-off. On November 8, 2012, said new companies were authorized by National Securities and Exchange Commission (in Spanish Comisión Nacional de Valores or ‘CNV’) to file for public offering of its total share capital, pending Buenos Aires Stock Exchange listing approval and completion of share exchange in Caja de Valores S.A., the company custodian of Emdersa’s shares.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	3
Argentina

1.4 |  Debt Transactions by Our Subsidiaries

1.4.1    Issuance of Short Term Notes (‘VCP’) Series III (in AR$) and IV (Dollar Link) of Petrolera Pampa S.A. (‘Pepasa’)

On October 3, 2012, under the global short-term debt Program up to an amount of AR$200 million or its equivalent in other currencies, Pepasa issued two series of VCPs:

•            Series III, for an amount of AR$34.4 million, which accrue interest at Badlar plus 4.25%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis; and

•            Series IV, for an amount of US$6.5 million, which accrue a fixed interest of 4.25% and an initial exchange rate of AR$4.6915 for each US$1. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	4
Argentina

2. Financial Highlights

2.1 | Consolidated Balance Sheet (AR$mm)

	As of 09.30.12	As of 12.31.11
ASSETS
Property, plant and equipment	5,920.1	5,847.5
Intangible assets	1,704.5	1,683.0
Biological assets	1.5	1.4
Participation in joint businesses	203.8	222.2
Participation in associates	128.2	130.3
Financial assets at redeemed cost	3.2	5.5
Financial assets with a results changing fair value	250.5	548.2
Deferred tax assets	79.8	116.6
Trade receivable and other credits	457.2	363.6
Total non-current assets	8,748.8	8,918.3

Inventories	105.6	60.4
Biological assets	0.4	0.1
Assets on construction	65.6	45.5
Trade receivable and other credits	1,418.0	1,649.2
Financial assets with a results changing fair value	111.7	70.5
Derivative financial instruments assets	2.5	1.3
Investments at redeemed cost	2.1	2.2
Cash and cash equivalents	284.6	345.1
Total current assets	1,990.5	2,174.3

Assets classified as held for sale	111.4	990.0

Total assets	10,850.6	12,082.7

	As of 09.30.12	As of 12.31.11
EQUITY
Share capital	1,314.3	1,314.3
Share premium	1,018.4	1,536.8
Director's options reserve	248.2	241.5
Legal reserve	-	27.4
Retained earnings	(516.1)	(680.6)
Equity attributable to owners of the parent	2,064.7	2,439.4

Non-controlling interests	682.5	1,334.9

Total equity	2,747.2	3,774.2

LIABILITIES
Accounts payable and other liabilities	1,787.6	1,428.3
Borrowings	2,114.9	2,487.7
Deferred revenues	211.1	129.3
Salaries and social security payable	24.8	23.6
Defined benefit plan obligations	121.6	110.4
Deferred tax liabilities	681.8	849.2
Tax payable	58.6	45.7
Provisions	79.5	70.0
Total non-current liabilities	5,079.8	5,144.1

Accounts payable and other liabilities	1,521.6	1,241.0
Borrowings	893.8	893.8
Deferred income	7.9	-
Salaries and social security payable	369.3	324.9
Defined benefit plan obligations	23.3	14.9
Tax payable	196.5	217.6
Provisions	11.0	11.4
Total current liabilities	3,023.5	2,703.5

Liabilities classified as held for sale	-	460.8

Total liabilities	8,103.4	8,308.5

Total liabilities and equity	10,850.6	12,082.7

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	5
Argentina

2.2 | Consolidated Income Statements (AR$mm)

	9-Month Period		3rd Quarter
	2012	2011	2012	2011
Sales revenue	5,758.7	4,400.2	2,102.1	1,644.9
Cost of sales	(5,310.8)	(3,842.6)	(1,995.4)	(1,458.8)
Gross profit	447.9	557.6	106.6	186.1

Selling expenses	(365.7)	(230.7)	(139.6)	(84.8)
Administrative expenses	(354.2)	(295.0)	(129.7)	(104.8)
Other operating income	181.7	101.0	28.7	16.4
Other operating expenses	(66.0)	(60.5)	(23.1)	(12.4)
Results for participation in joint businesses	(18.4)	(8.3)	(8.1)	(3.1)
Results for participation in associates	(2.1)	(4.3)	(1.9)	(2.8)
Impairment of property, plant and equipment	(108.3)	-	(108.3)	-
Impairment of intangible assets	(5.3)	-	-	-
Gain for acquisition of companies	-	502.0	-	-
Operating income	(290.3)	561.8	(275.3)	(5.3)

Financial income	103.9	55.6	36.7	18.0
Financial costs	(401.3)	(345.4)	(114.4)	(125.9)
Other financial results	(151.8)	(92.2)	(41.4)	(25.6)
Financial results, net	(449.3)	(382.0)	(119.1)	(133.5)

Profit before tax	(739.5)	179.8	(394.4)	(138.9)

Income tax and minimum expected profit tax	57.1	(58.6)	52.4	40.9

Net income for continuing operations	(682.5)	121.2	(342.0)	(98.0)

Discontinued operations	36.1	26.9	(4.5)	6.1

Total comprehensive income for the period	(646.4)	148.1	(346.5)	(91.9)

Attributable to:
Owners of the Company	(381.4)	44.5	(233.6)	(87.8)
Non-controlling interests	(265.0)	103.6	(112.9)	(4.0)

Total comprehensive income for the period attributable to the owners of the Company:
Basic income for continuing operations per share (AR$ per share)	(0.3177)	0.0134	-	-
Diluted income for continuing operations per share (AR$ per share)	(0.3177)	0.0158	-	-

Basic income for discontinued operations per share (AR$ per share)	0.0275	0.0205	-	-
Diluted income for discontinued operations per share (AR$ per share)	0.0275	0.0177	-	-

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	6
Argentina

3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP[3]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.3%	1.2%	1.9%	2.1%	0.1%	7.5%

Nine-Month Period
Net Generation 9M12 (GWh)	437	285	1,141	1,957	2,604	67	6,490
Market Share	0.5%	0.3%	1.2%	2.1%	2.8%	0.1%	6.9%
Sales 9M12(GWh)	645	500	1,478	2,121	3,059	67	7,870

Net Generation 9M11 (GWh)	397	281	1,325	438	2,674	34	5,149
Variation Net Generation 9M12 - 9M11	10.0%	1.3%	-13.9%	347.2%	-2.6%	94.8%	26.0%
Sales 9M11 (GWh)	615	511	1,644	451	3,202	34	6,458

Average Price 9M12 (AR$ / MWh)	199.0	233.5	228.5	266.9	561.0	460.8	368.0
Average Gross Margin 9M12 (AR$ / MWh)	59.9	47.3	50.3	138.9	3.6	267.7	58.5
Average Gross Margin 9M11 (AR$ / MWh)	65.2	42.8	72.4	28.1	32.7	141.0	46.9

Third Quarter
Net Generation 3Q12 (GWh)	93	66	372	276	952	14	1,772
Market Share	0.3%	0.2%	1.2%	0.9%	3.0%	0.0%	5.6%
Sales 3Q12(GWh)	156	137	519	405	1,070	14	2,301

Net Generation 3Q11 (GWh)	61	63	450	45	1,049	18	1,686
Variation Net Generation 3Q12 - 3Q11	50.9%	5.8%	-17.4%	516.7%	-9.3%	-23.9%	5.1%
Sales 3Q11 (GWh)	125	139	611	46	1,230	18	2,169

Average Price 3Q12 (AR$ / MWh)	230.5	273.0	208.6	426.3	716.1	695.6	491.1
Average Gross Margin 3Q12 (AR$ / MWh)	77.9	62.9	42.0	246.0	2.0	456.2	65.4
Average Gross Margin 3Q11 (AR$ / MWh)	35.5	6.3	63.2	-74.3	37.5	248.2	42.1

Note: Gross Margin before amortization and depreciation.
¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. ³ On October 11, 2011, we made an acquisition offer for Central Térmica Piquirenda and said transaction is subject to the completion of Emdersa’s spinoff.

     The generation for the third quarter of 2012 was 5.1% higher than the same period of 2011, mainly due to the beginning of commercial operations of CTLLL’s combined cycle on November 2011, which jointly produced an increase in the power plant’s capacity of approximately 50% and hence, a higher dispatch priority for CTLLL in the system and generation of the combined cycle’s steam turbines. Moreover, there was an increase of 28.1% in our hydroelectric units’ dispatch, due to higher water inputs in the area.

     Said increases were partially offset by lower generation of 11.9% in Central Térmica Güemes (‘CTG’), CTP and CPB, mainly due to fuel provision restrictions in the country’s northern area, plus an out of service in August produced by an electrical failure in one of the steam turbines of CPB.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	7
Argentina

3.2 | Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Eden and Emdersa (the last included until March 31, 2012):

							Variation
Type of Customer	2012			2011			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Nine-Month Period
Residential	7,504	40%	3,148,261	7,511	39%	3,111,629	-0.1%	1.2%
Commercial	2,904	15%	451,141	2,838	15%	441,871	2.3%	2.1%
Small Commercial	1,521	8%	418,424	1,519	8%	409,655	0.1%	2.1%
Medium Commercial	1,383	7%	32,717	1,320	7%	32,216	4.8%	1.6%
Industrial	3,471	18%	14,255	3,688	19%	13,834	-5.9%	3.0%
Wheeling System	3,557	19%	983	3,666	19%	939	-3.0%	4.7%
Others
Public Lighting	628	3%	6,638	680	4%	6,479	-7.6%	2.5%
Shantytowns and Others	852	5%	626	713	4%	622	19.5%	0.6%
Total	18,915	100%	3,621,904	19,097	100%	3,575,374	-0.9%	1.3%

Third Quarter
Residential	2,671	43%	3,148,261	2,876	41%	3,111,629	-7.1%	1.2%
Commercial	905	14%	451,141	965	14%	441,871	-6.2%	2.1%
Small Commercial	450	7%	418,424	522	7%	409,655	-13.7%	2.1%
Medium Commercial	455	7%	32,717	443	6%	32,216	2.6%	1.6%
Industrial	1,029	16%	14,255	1,344	19%	13,834	-23.4%	3.0%
Wheeling System	1,137	18%	983	1,292	18%	939	-12.0%	4.7%
Others
Public Lighting	208	3%	6,638	256	4%	6,479	-18.6%	2.5%
Shantytowns and Others	310	5%	626	301	4%	622	2.9%	0.6%
Total	6,261	100%	3,621,904	7,034	100%	3,575,374	-11.0%	1.3%

     The electricity sold during the third quarter of 2012 decreased by 11.0% compared to the same period of 2011, because Emdersa’s electricity sales are no longer included in our distribution operations, being its subsidiaries in sale process (the completion of Emdersa’s spin-off is pending). The decrease in sales was partially offset by a quarterly increase of sales in Edenor (+3.6%) and Eden (1.4%). Moreover, during the third quarter of 2012 there was an increase in clients of 1.3% in Edenor and 1.2% in Eden, which was partially offset by the operating de-consolidation of 557,036 clients from Emdersa.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	8
Argentina

4.     Analysis of the Third Quarter 2012 Results Compared to the Same Period of 2011

Consolidated net sales of AR$2,102.1 million,  27.8% greater than the AR$1,644.9 million for the same period of 2011, mainly due to increases of 33.3% (AR$282.3 million) in generation, 19.8% (AR$157.1 million) in distribution, and AR$35.5 million in holding and others.

Adjusted Consolidated EBITDA of AR$36.2 million,  86.1% lower than for the same period of 2011, mainly due to decreases of 66.1% (AR$18.0 million) in transmission and of AR$249.1 million in distribution, which were partially offset by increases of 47.8% (AR$25.8 million) in generation and a higher gain in holding and others (AR$17.4 million).

Consolidated net loss under IFRS of AR$346.5 million,  which AR$233.6 are attributable to the owners of the Company, in comparison to a net loss attributable to the owners of the Company of AR$87.8 million for the same period of 2011, mainly due to losses in our generation segment (AR$87.3 million), transmission (AR$8.1 million), distribution (AR$178.5 million), partially offset by a net profit in our holding and others (AR$40.2 million).

In AR$mm	3Q12			3Q11			Variation
Segment	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA

Generation	1,130.0	(87.3)	79.8	847.7	(11.7)	54.0	33.3%	NA	47.8%
Transmission	69.1	(8.1)	9.2	65.9	(3.1)	27.2	5.0%	162.5%	-66.1%
Distribution	948.7	(178.5)	(69.3)	791.7	(51.6)	179.8	19.8%	246.2%	NA
Holding & Others	54.7	40.2	16.5	19.1	(21.4)	(0.9)	185.5%	NA	NA
Results for part. in joint businesses	(69.1)	0.0	0.0	(65.9)	0.0	0.0	5.0%	NA	NA
Deletions	(31.3)	-	-	(12.6)	-	-	147.9%	NA	NA

Total	2,102.1	(233.6)	36.2	1,645.9	(87.8)	260.1	27.8%	166.0%	-86.1%

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	9
Argentina

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries financial statements are published under IFRS standards. The next table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$mm	9M12	9M11	3Q12	3Q11
Consolidated operating income	(290.3)	561.8	(275.3)	(5.3)
Consolidated depreciations and amortizations	297.3	276.6	92.1	94.5
Consolidated EBITDA under IFRS standards	7.0	838.3	(183.1)	89.2

Adjustments from generation segment:
Impairment of property, plant and equipment	108.3	-	108.3	-
Advance collection from CTLLL insurance compensation	(133.5)	-	1.3	-
Adjustments from transmission segment:
Instrumental Agreement	17.1	17.6	7.9	7.8
Consolidation effects from participation in joint businesses	31.8	60.9	9.4	22.5
Operating result from transmission segment	(47.3)	(11.0)	(18.0)	(0.4)
Depreciations and amortizations from transmission segment	28.8	36.3	9.5	12.2
Results for Fourth Line Project	31.9	27.3	9.8	7.7
Results for participation in joint businesses	18.4	8.3	8.1	3.1
Adjustments from distribution segment:
PUREE penalty system	288.9	239.6	84.4	78.9
Delay charges	22.6	18.6	6.1	6.0
Gain for acquisition of companies	-	(502.0)	-	-
Discontinued operations	56.3	124.2	-	52.7
Impairment of intangible assets	5.3	-	-	-
Adjustments from holding and others segment:
Results for participation in associates	2.1	4.3	1.9	2.8
Other non-recurrent income	-	(64.0)	-	-

Consolidated adjusted EBITDA	405.9	738.0	36.2	260.1

Generation Segment’s Adjustments:

•         Impairment of property, plant and equipment in CPB: during 3Q12, as a result of a recovery value assessment of CPB, we registered a loss of AR$108.3 million as impairment of property, plant and equipment related to consolidated assets. The net amount of impairment after deferred taxes is AR$70.4 million.

•         CTLLL’s collection of advance payment from the insurance companies: on June 2012, CTLLL reached an agreement with the insurance companies regarding the accident that took place on February 2011 during the works in CTLLL’s installed capacity expansion, in which these insurance companies recognized a total amount of US$30.5 million payable to CTLLL as a compensation for the accident (AR$133.5 million net of expenses).

Transmission Segment’s Adjustments:

•         Instrumental Agreement: is the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement signed between Transener and Transba with the Secretariat of Energy and Electricity Regulator;

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	10
Argentina

•         Effect of consolidation in our participation in joint businesses: As Transener is co-controlled by Pampa, under IFRS standards we consolidate our participation in its net income in a single line as operating income (‘Results from participation in joint businesses’). In order to conciliate the Transmission’s segment Adjusted EBITDA, such segment’s EBITDA plus Fourth Line Project income, which is recorded as financial results, plus the Instrumental Agreement less the segment’s net income is added to the EBITDA.

Distribution Segment’s Adjustments:

•         PUREE Penalty System: AR$84.4 million collected in the third quarter 2012;

•         Companies acquisitions results: since the implementation of IFRS and comparison of the reporting period with the nine-month period of 2011, the purchases of the distributors Emdersa and Eden in March 2011 have been recorded following the method of acquisition over the basis of preliminary baseline measurements of assets and liabilities acquired. The difference between the acquisition value of net assets and the price paid was recognized as a AR$502.0 million profit in the nine-month period of 2011, included in ‘Gain for acquisition of companies’ in the Income Statement;

•         Discontinued operations: it corresponds to Emdersa’s EBITDA, which operating companies were put on sale in 2011 and which transactions’ closing are pending of the completion of Emdersa’s spin-off. Since March 31, 2012, we no longer include Emdersa’s results.

Holding & Others Segment’s Adjustments:

•         Results for participation in associates: is the gain from our participation in 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), through Enron Pipeline Company Argentina S.A. (‘EPCA’);

•         Other non-recurrent income: related to AEI’s acquisition.

Adjusted Consolidated EBITDA, Breakdown by Segment

In AR$mm	3Q12				3Q11				Variation
Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	(56.8)	27.0	109.6	79.8	27.1	26.9	-	54.0	47.8%
Transmission	(18.0)	9.5	17.7	9.2	(0.4)	12.2	15.5	27.2	-66.1%
Distribution	(219.8)	59.9	90.5	(69.3)	(17.2)	59.5	137.6	179.8	NA
Holding & Others	9.3	5.3	1.9	16.5	(11.9)	8.2	2.8	(0.9)	NA
Results for part. in joint businesses	9.9	(9.5)	(0.4)	-	(2.7)	(12.2)	14.8	-	NA
Deletions	-	-	-	-	(0.2)	-	0.2	-	NA

Total	(275.3)	92.1	219.3	36.2	(5.3)	94.5	170.9	260.1	-86.1%

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	11
Argentina

4.1 |  Analysis of Generation Segment

	9-Month Period			3rd Quarter
Generation Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	2,895.2	2,211.4	30.9%	1,130.0	847.7	33.3%
Cost of sales	(2,526.9)	(1,989.2)	27.0%	(1,014.6)	(788.6)	28.7%

Gross profit	368.2	222.2	65.7%	115.4	59.1	95.2%

Selling expenses	(41.3)	(15.5)	166.0%	(14.3)	(4.1)	249.6%
Administrative expenses	(109.4)	(103.3)	5.9%	(42.7)	(36.0)	18.6%
Other operating income	137.2	1.2	NA	0.4	0.4	-18.7%
Other operating expenses	(11.4)	(2.9)	287.6%	(7.3)	7.6	NA
Impairment of property, plant and equipment	(108.3)	-	NA	(108.3)	-	NA

Operating income	234.9	101.6	131.2%	(56.8)	27.1	NA

Finance income	51.6	35.6	44.8%	17.1	11.7	45.8%
Finance costs	(171.0)	(156.9)	9.0%	(52.8)	(59.4)	-11.1%
Other financial results	(116.8)	(1.8)	NA	(23.3)	(0.4)	NA

Profit before tax	(1.2)	(21.4)	-94.2%	(115.8)	(20.9)	NA

Income tax and minimum expected profit tax	2.5	9.2	-73.0%	36.6	12.6	190.6%

Total comprehensive income for the period	1.2	(12.2)	NA	(79.2)	(8.3)	NA

Attributable to:
Owners of the Company	(7.1)	(36.8)	-80.6%	(87.3)	(11.7)	NA
Non-controlling interests	8.4	24.6	-65.9%	8.1	3.4	136.7%

Adjusted EBITDA	304.9	185.5	64.3%	79.8	54.0	47.8%

•         During the third quarter of 2012, the gross profit from our generation segment increased by 95.2%, compared to the same period in 2011, mainly due to the beginning of commercial operations in CTLLL’s expansion (+231 GWh) and a higher dispatch of our hydroelectric units (+35 GWh), partially offset by a lower electricity generation (-180 GWh) and exports (0 GWh during the third quarter of 2012) of CTG, CTP and CPB.

•         From January 1, 2012, following the SE’s decision to temporarily suspend the ‘Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008- 2011 Remuneration due to Generation’ signed in November 2010, Pampa Energía and its generation subsidiaries accrued lower income for capacity and for operating and maintenance payment. We estimate that in the third quarter of 2012 we would have additionally accrued AR$33.1 million under this agreement.

•         Impairment of property, plant and equipment in CPB: during 3Q12, as a result of a recovery value assessment of CPB, we registered a loss of AR$108.3 million as impairment of property, plant and equipment related to consolidated assets. The net amount of impairment after deferred taxes is AR$70.4 million.

•         Net financial losses increased AR$11.0 million mainly due to higher financial interests and net exchange rate difference.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	12
Argentina

4.2 |  Analysis of Transmission Segment

	9-Month Period			3rd Quarter
Transmission Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	192.8	189.4	1.8%	69.1	65.9	5.0%
Cost of sales	(195.1)	(163.4)	19.4%	(70.4)	(60.4)	16.6%

Gross profit	(2.3)	25.9	NA	(1.3)	5.5	NA

Administrative expenses	(45.5)	(37.0)	22.9%	(16.3)	(14.1)	15.7%
Other operating income	0.5	0.5	7.5%	(0.4)	0.5	NA
Other operating expenses	(0.0)	(0.4)	-97.3%	(0.0)	7.8	NA

Operating income	(47.3)	(11.0)	NA	(18.0)	(0.4)	NA

Finance income	57.8	42.9	34.7%	21.1	19.5	8.1%
Finance costs	(38.2)	(32.8)	16.6%	(12.4)	(12.0)	3.0%
Other financial results	(19.2)	(12.4)	54.9%	(11.9)	(4.5)	162.3%

Profit before tax	(47.0)	(13.3)	253.0%	(21.1)	2.6	NA

Income tax and minimum expected profit tax	15.3	5.1	199.8%	7.1	2.1	237.6%

Net income for continuing operations	(31.6)	(8.2)	286.2%	(14.1)	4.7	NA

Discontinuated operations	(1.5)	(11.7)	NA	(0.6)	(11.7)	NA
Adjustment for non-controlling participation in joint businesses	14.6	11.5	NA	6.6	4.0	NA

Total comprehensive income for the period	(18.6)	(8.4)	121.3%	(8.1)	(3.1)	162.5%

Attributable to:
Owners of the Company	(18.6)	(8.4)	121.3%	(8.1)	(3.1)	162.5%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	30.5	70.2	-56.5%	9.2	27.2	-66.1%

•         The third quarter of 2012 includes sales for AR$8.2 million, which corresponds to the application of Instrumental Agreements signed by SE and ENRE, for which in the same period of 2011 there were accrued AR$7.1 million.

•         The operating margin of our transmission segment decreased in AR$17.6 million compared to the third quarter of 2011, mainly due to a raise in labor costs agreed with unions and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$7.9 million for the third quarter of 2012 vs. AR$7.8 million in the same period of 2011, plus AR$9.8 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$7.7 million in the same period of 2011.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	13
Argentina

4.3 |  Analysis  of Distribution Segment

	9-Month Period			3rd Quarter
Distribution Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	2,803.7	2,173.2	29.0%	948.7	791.7	19.8%
Cost of sales	(2,757.1)	(1,840.6)	49.8%	(970.7)	(662.4)	46.5%

Gross profit	46.5	332.6	-86.0%	(21.9)	129.3	NA

Selling expenses	(321.4)	(214.8)	49.6%	(124.2)	(80.6)	54.1%
Administrative expenses	(202.0)	(166.1)	21.6%	(77.8)	(62.2)	25.0%
Other operating income	28.6	26.7	7.3%	20.0	15.5	29.2%
Other operating expenses	(53.6)	(46.6)	15.0%	(15.8)	(19.1)	-17.5%
Results for participation in joint businesses	(0.0)	-	NA	0.0	-	NA
Impairment of intangible assets	(5.3)	-	NA	-	-	NA
Gain for acquisition of companies	-	503.0	-100.0%	-	-	NA

Operating income	(507.1)	434.7	NA	(219.8)	(17.2)	NA

Finance income	57.4	29.5	94.5%	20.9	9.0	130.6%
Finance costs	(201.9)	(183.7)	9.9%	(53.8)	(64.6)	-16.7%
Other financial results	(136.3)	(88.1)	54.6%	(59.9)	(20.6)	191.0%

Profit before tax	(788.0)	192.3	NA	(312.6)	(93.3)	235.0%

Income tax and minimum expected profit tax	59.2	(64.1)	NA	17.6	28.1	-37.5%

Net income for continuing operations	(728.8)	128.2	NA	(295.0)	(65.2)	NA

Discontinued operations	36.1	26.9	33.9%	(4.5)	6.1	NA

Total comprehensive income for the period	(692.7)	155.2	NA	(299.5)	(59.0)	NA

Attributable to:
Owners of the Company	(419.3)	76.1	NA	(178.5)	(51.6)	246.2%
Non-controlling interests	(273.4)	79.0	NA	(121.0)	(7.5)	NA

Adjusted EBITDA	44.8	493.0	-90.9%	(69.3)	179.8	NA

•         During the third quarter of 2012, net sales rose by 19.8% (AR$157.1 million), mainly due to the removal of the subsidies to certain customers of Edenor and tariff increase in Eden, applied from July 2012.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by AR$153.7 million, mainly explained by a rise in operating, labor and third party costs.

•         Energy purchases grew 57.9% mainly due to an increase in electricity purchase price, caused by subsidies removal and costs derived from mobile generation hiring.

•         Net financial losses increased AR$16.7 million, mainly due to higher net exchange rate difference.

•         The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’), by AR$84.4 million and late payment penalty for AR$6.1 million. Since March 31, 2012, Adjusted EBITDA does not include EBITDA from our subsidiary Emdersa, which operating companies are under sale process and included in ‘Discontinued Operations’.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	14
Argentina

4.4 |  Analysis of Holding and Others Segment

	9-Month Period			3rd Quarter
Holding and Others Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	140.6	32.9	NA	54.7	19.1	185.5%
Cost of sales	(40.3)	(26.4)	52.7%	(15.1)	(19.8)	-23.6%

Gross profit	100.2	6.5	NA	39.5	(0.7)	NA

Selling expenses	(3.0)	(0.4)	NA	(1.0)	(0.1)	NA
Administrative expenses	(109.8)	(28.8)	281.1%	(35.6)	(8.0)	NA
Other operating income	15.9	72.6	-78.2%	8.3	0.0	NA
Other operating expenses	(0.9)	(10.4)	-91.3%	(0.0)	(0.4)	-98.7%
Results for participation in associates	(2.1)	(4.3)	-51.9%	(1.9)	(2.8)	-33.2%
Gain for acquisition of companies	-	(1.0)	-100.0%	-	-	NA

Operating income	0.4	34.2	-98.9%	9.3	(11.9)	NA

Finance income	1.2	0.9	31.5%	0.8	0.3	133.0%
Finance costs	(34.8)	(15.4)	125.9%	(9.9)	(5.2)	90.7%
Other financial results	101.3	(2.5)	NA	41.8	(4.8)	NA

Profit before tax	68.1	17.3	294.2%	42.0	(21.6)	NA

Income tax and minimum expected profit tax	(4.5)	(3.7)	19.1%	(1.8)	0.1	NA

Total comprehensive income for the period	63.7	13.5	NA	40.2	(21.4)	NA

Attributable to:
Owners of the Company	63.7	13.5	NA	40.2	(21.4)	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	25.8	(10.7)	NA	16.5	(0.9)	NA

•         During the third quarter of 2012, net sales increases mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$23.0 million) and from the merger of Pampa Energía with Pampa Generación.

•         Administrative costs increased by AR$27.6 million, due to the reallocation of Pampa Generación’s costs (which was under the generation segment) to Pampa Energía, by the merger implemented in December 2011.

•         The loss of AR$1.9 million in results from participation in associates comes from our direct participation in EPCA, holding 10% of CIESA. The Adjusted EBITDA does not include the earning for our participation in EPCA.

•         The net financial results registered a AR$32.7 million gain during this quarter compared to a loss of AR$9.6 million in the same period of 2011, mainly explained by bond notes holding and revaluation of CIESA’s debt, partially offset by higher interests losses.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	15
Argentina

4.5 |  Nine-Month Period Analysis by Subsidiary (AR$mm)

	9 Months 2012				9 Months 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	14.2	(20.3)	10.8	56.0%	14.7	(21.0)	13.6
Los Nihuiles	47.0%	28.3	(17.1)	(0.1)	47.0%	31.8	(14.9)	28.0
CPB	100.0%	(35.7)	47.8	(91.0)	100.0%	59.4	368.1	2.2
CTG	92.3%	46.5	202.8	(5.9)	92.3%	82.3	218.7	25.8
CTLLL[1]	100.0%	238.4	838.4	69.4	100.0%	(9.2)	1,024.8	(64.7)
CTP	78.4%	15.6	112.2	0.9	0.0%	-	-	-
Other companies & deletions[4]		(2.5)	(187.1)	8.7		6.5	(110.9)	(41.6)
Total Generation		304.9	976.7	(7.1)		185.5	1,464.8	(36.8)

Transmission Segment
Transener	26.3%	57.5	586.4	(59.4)	26.3%	138.2	517.8	(22.6)
Consolidation adjustment 50%		(28.7)	(293.2)	29.7		(69.1)	(258.9)	11.3
Adjustments & deletions[4]		1.8	(20.1)	11.1		1.1	(40.9)	2.9
Total Transmission		30.5	273.1	(18.6)		70.2	218.0	(8.4)

Distribution Segment
Edenor[1]	55.4%	(111.3)	1,320.8	(687.5)	55.4%	249.0	1,200.0	(370.1)
Emdersa[3]	24.8%	56.3	-	-	43.4%	124.2	335.0	28.5
Eden[3]	49.9%	90.7	56.0	31.5	49.8%	91.8	14.3	39.6
EASA[1]	100.0%	18.3	460.5	(58.5)	100.0%	15.3	424.4	(43.4)
Adjustments & deletions[4]		(9.2)	(414.6)	295.2		12.7	(716.7)	421.5
Total Distribution		44.8	1,422.7	(419.3)		493.0	1,257.0	76.1

Holding & Others Segment
Petrolera Pampa	100.0%	25.7	126.7	(2.7)	100.0%	5.6	69.9	(3.4)
Other companies & deletions[4]		0.1	84.3	66.4		(16.3)	317.7	16.9
Total Holding & Others		25.8	211.0	63.7		(10.7)	387.6	13.5

Deletions		-	(273.1)	-		-	-	-
Total Consolidated Amounts		405.9	2,610.4	(381.4)		738.0	3,327.4	44.5

Total Adjusted by Ownership		329.2	1,997.7	(381.4)		441.0	2,611.4	44.5

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor. The operating companies of Emdersa are under process of sale, completion of spin-off is pending. Thus, the Balance Sheet of Emdersa is not consolidated in Pampa’s Balance Sheet and under IFRS standards the results are shown as ‘Discontinued operations’. Since March 31, 2012, Adjusted EBITDA does not include Emdersa’s results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	16
Argentina

4.6 |  Quarterly Analysis by Subsidiary (AR$mm)

	3rd Quarter 2012				3rd Quarter 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	2.5	(20.3)	4.8	56.0%	(1.7)	(21.0)	0.8
Los Nihuiles	47.0%	3.2	(17.1)	9.6	47.0%	1.7	(14.9)	3.7
CPB	100.0%	(18.2)	47.8	(81.5)	100.0%	28.6	368.1	7.2
CTG	92.3%	11.6	202.8	(8.7)	92.3%	22.9	218.7	7.3
CTLLL[1]	100.0%	78.7	838.4	(11.9)	100.0%	(9.1)	1,024.8	(32.0)
CTP	78.4%	5.6	112.2	0.8	0.0%	-	-	-
Other Companies & Deletions[4]		(3.6)	(187.1)	(0.3)		11.5	(110.9)	1.2
Total Generation		79.8	976.7	(87.3)		54.0	1,464.8	(11.7)

Transmission Segment
Transener	26.3%	17.3	586.4	(26.9)	26.3%	39.2	517.8	(19.9)
Consolidation adjustment 50%		(8.7)	(293.2)	13.5		(19.6)	(258.9)	9.9
Adjustments & Deletions[4]		0.5	(20.1)	5.4		7.6	(40.9)	6.8
Total Transmission		9.2	273.1	(8.1)		27.2	218.0	(3.1)

Distribution Segment
Edenor[1]	55.4%	(101.8)	1,320.8	(292.7)	55.4%	72.2	1,200.0	(66.5)
Emdersa[3]	24.8%	-	-	-	42.9%	52.7	335.0	15.1
Eden[3]	49.9%	41.6	56.0	17.9	49.9%	36.2	14.3	13.9
EASA[1]	100.0%	6.1	460.5	(22.5)	100.0%	6.1	424.4	(15.3)
Adjustments & Deletions[4]		(15.2)	(414.6)	118.9		12.6	(716.7)	1.3
Total Distribution		(69.3)	1,422.7	(178.5)		179.8	1,257.0	(51.6)

Holding & Others Segment
Petrolera Pampa	100.0%	9.2	126.7	0.8	100.0%	3.4	69.9	(3.2)
Other Companies & Deletions[4]		7.3	84.3	39.4		(4.4)	317.7	(18.2)
Total Holding & Others		16.5	211.0	40.2		(0.9)	387.6	(21.4)

Deletions		0.0	(273.1)	-		0.0	-	-
Total Consolidated Amounts		36.2	2,610.4	(233.6)		260.1	3,327.4	(87.8)

Total Adjusted by Ownership		58.9	1,997.7	(233.6)		156.5	2,611.4	(87.8)

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The operating companies of Emdersa are under process of sale, completion of spin-off is pending. Thus, the Balance Sheet of Emdersa is not consolidated in Pampa’s Balance Sheet and under IFRS standards the results are shown as ‘Discontinued operations’. Since March 31, 2012, Adjusted EBITDA does not include Emdersa’s results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	17
Argentina

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s third quarter 2012 results on Wednesday, November 21, 2012 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of Pampa and Chairman of Edenor, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10020022. This material will be available one hour after the finalization of the Conference Call and until November 29, 2012.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	18
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2012

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.